UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the Fiscal Year Ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

 CUMMINS INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR
SALARIED AND NON-BARGAINING HOURLY EMPLOYEES
 (Full title of the plan)

 CUMMINS INC.
  500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008 AND 2007

CUMMINS INC. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

TABLE OF CONTENTS

DECEMBER 31, 2008 AND 2007

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5

Supplemental Schedules*

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	17

* As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year), at December 31, 2008 and of reportable transactions for the year ended December 31, 2008 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and Participants of the Cummins Inc. and Affiliates

  Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental allocation information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits as allocated, and is not a required part of the basic financial statements. This supplemental allocation information is the responsibility of the Plan’s management. Such supplemental allocation information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 24, 2009

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008			2007
	Supplemental Information			Supplemental Information
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master
Trust, at fair value:
Cummins Inc. common stock - ESOP
fund	$ 66,667,267	$ 16,801,598	$ 83,468,865	$ 125,738,406	$ 85,089,690	$ 210,828,096
Other investments	826,575,318	-0-	826,575,318	1,015,116,176	-0-	1,015,116,176
	893,242,585	16,801,598	910,044,183	1,140,854,582	85,089,690	1,225,944,272
Participant loans	15,867,189	-0-	15,867,189	10,347,778	-0-	10,347,778
Total investments	909,109,774	16,801,598	925,911,372	1,151,202,360	85,089,690	1,236,292,050

Employer contributions receivable	5,408,792	-0-	5,408,792	12,620,639	-0-	12,620,639

Total assets	914,518,566	16,801,598	931,320,164	1,163,822,999	85,089,690	1,248,912,689

Liabilities
Note payable - ESOP (Note 4)	-0-	11,201,670	11,201,670	-0-	19,573,366	19,573,366
Excess contributions refundable	6,629	-0-	6,629	26,039	-0-	26,039
Interest payable	-0-	298,295	298,295	-0-	498,338	498,338

Total liabilities	6,629	11,499,965	11,506,594	26,039	20,071,704	20,097,743

Net assets available for benefits
Net assets reflecting all investments
at fair value	914,511,937	5,301,633	919,813,570	1,163,796,960	65,017,986	1,228,814,946
Adjustment from fair value to contract
value for fully benefit-responsive
investment contracts	18,039,421	-0-	18,039,421	1,587,076	-0-	1,587,076

Net assets available for benefits	$ 932,551,358	$ 5,301,633	$ 937,852,991	$ 1,165,384,036	$ 65,017,986	$ 1,230,402,022

See accompanying notes to financial statements.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

	Supplemental Information
	Allocated	Unallocated	Total
Additions
Contributions:
Employer	$24,024,053	$7,304,703	$31,328,756
Employee	66,437,117	-0-	66,437,117
Allocation of 287,785 shares of Cummins Inc.
common stock, at market	36,465,686	-0-	36,465,686
Plan interest in Cummins Inc. and Affiliates
Retirement and Savings Plans Master Trust
investment income	(401,595,303)	(29,882,744)	(431,478,047)
Interest income	965,566	-0-	965,566
Total additions	(273,702,881)	(22,578,041)	(296,280,922)
Deductions
Benefits paid to participants	73,097,389	-0-	73,097,389
Interest expense	-0-	672,626	672,626
Other deductions	114,357	-0-	114,357
Allocation of 287,785 shares of Cummins Inc.
common stock, at market	-0-	36,465,686	36,465,686
Total deductions	73,211,746	37,138,312	110,350,058
Fund transfers from Affiliate Plans	114,081,949	-0-	114,081,949
Net change in net assets
available for benefits	(232,832,678)	(59,716,353)	(292,549,031)
Net assets available for benefits,
beginning of year	1,165,384,036	65,017,986	1,230,402,022
Net assets available for benefits,
end of year	$932,551,358	$5,301,633	$937,852,991

See accompanying notes to financial statements.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

1.  description of the plan

The following description of the Cummins Inc. and Affiliates Retirement and Savings Plan for Salaried and Non-Bargaining Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”). Eligible employees are salaried and non-bargaining hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the following Company-sponsored plans:

  Cummins Inc. and Affiliates Retirement and Savings Plan for Bargaining Unit Employees;

  Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. Employees; and

  Nelson Retirement and Savings Plan

The trustee for the Master Trust is State Street Corporation. As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. The Cummins Inc. and Affiliates Retirement and Savings Plan for Consolidated Diesel Company, Inc. merged into the Plan as of December 31, 2008. Such transfers are reflected in the accompanying financial statements as “Fund transfers with Affiliate Plans”.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of twenty-one investment options.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

Matching Contribution

The Company contributes to the Plan by matching 100% of the first 1% contributed plus 50% of the next 5% contributed. The matching contribution is made in the form of cash or Company stock, based on the participant’s employing company, as defined. The entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2.  The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Participant Loans

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the Stable Value fund. The Stable Value fund consists primarily of insurance contracts and bank investment contracts with various companies. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Fair value is determined using a discounted cash flow method by considering such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payment to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.

Accounting for Uncertainty in Income Taxes

The Financial Accounting Standards Board (“FASB”) has issued Interpretation No. 48 (“FIN 48”), which clarifies generally acceptable accounting principles for recognition, measurement, presentation and disclosure relating to uncertain tax positions. As permitted by FIN 48 (as amended), the Plan has elected to defer the application of FIN 48 until issuance of its December 31, 2009 financial statements. For financial statements covering periods prior to calendar 2009, the Plan evaluates uncertain tax positions in accordance with existing generally accepted accounting principles and makes such accruals and disclosures as might be required thereunder.

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

3.  INVESTMENTS IN MASTER TRUST

The Plan’s investments are held in the Master Trust. At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Master Trust was 77.9% and 72.8%, respectively. The following investments are held by the Master Trust as of December 31:

	2008	2007
Cummins Inc. Common Stock Fund	$113,120,749	$243,342,978
Cummins Inc. common stock - ESOP fund
(non-participant directed)	16,801,598	85,089,690
Stable Value fund investments	380,694,849	350,099,530
Stable Value fund wrapper contracts	1,150,592	-0-
Common / collective trust fund	102,060,792	169,049,248
Registered investment companies	549,086,595	834,577,180
Total	$1,162,915,175	$1,682,158,626

The Stable Value fund portion of the Master Trust comprises several fully benefit-responsive insurance and investment contracts. This fund includes both open-ended, security-backed investments as well as closed-ended, general account investments maturing through 2020. The contracts have varying yields which averaged 5.68 percent and 6.05 percent during the years ended December 31, 2008 and 2007, respectively. The contracts have varying crediting interest rates which averaged 3.38 percent and 5.16 percent during the years ended December 31, 2008 and 2007, respectively. The crediting interest rates adjust on varying intervals by contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Stable Value fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans.  To accomplish these objectives, the Stable Value fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Stable Value fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value fund.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

In a wrapper contract structure, the underlying investments are owned by the Stable Value fund and held in trust for participants. The Stable Value fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned. Over time, the crediting rate formula amortizes the Stable Value fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract values are represented in the Statements of Net Assets Available for Benefits as “Adjustment from fair value to contract value”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The contracts’ aggregate fair values were approximately $28,000,000 and $2,900,000 lower than the reported contract values at December 31, 2008 and 2007, respectively.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

Investments that represent 5% or more of the Master Trust’s assets are separately identified as follows:

	2008	2007
American Funds Growth Fund of America	$74,548,986	$124,172,394
Cummins Inc. Common Stock Fund	129,922,347	328,432,668
NTGI S & P 500 Index Fund	102,060,792	169,049,248
Vanguard International Fund	48,154,113	94,507,210
Vanguard Wellington Admiral Shares Fund	177,247,269	260,172,016
Aegon Wrapped Investment Contract	118,467,232	103,907,261
Royal Bank of Canada Wrapped
Investment Contract	118,467,236	103,907,261
State Street Bank Wrapped Investment
Contract	118,482,835	103,907,261
Other	275,564,365	394,103,307
Total	$1,162,915,175	$1,682,158,626

Investment income for the Master Trust for the year ended December 31, 2008 is as follows:

Net depreciation in fair value of investments:
Cummins Inc. Common Stock Fund	$(145,297,057)
Cummins Inc. common stock - ESOP fund
(non-participant directed)	(31,854,102)
Common / collective trust fund	(61,406,704)
Registered investment companies	(243,757,995)
Interest	17,647,860
Dividends	2,374,405
Dividends from Cummins Inc. common stock -
ESOP fund (non-participant directed)	1,962,014

Additional changes in net assets related to non-participant directed investments in the Master Trust for the year ended December 31, 2008 include transfers of Cummins Inc. common stock from unallocated status to allocated status totaling $36,465,686.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

4.  ESOP FUND

The Master Trust established an Employee Stock Ownership Plan (“ESOP”) Trust account in July 1989 to purchase 2,362,206 shares of the Company’s common stock in exchange for a $75,000,000 note secured by the shares. The note payable was repaid in November 2002 by the Company and the Company concurrently entered into a $50,950,000 note with the ESOP Trust. This note is secured by the remaining unallocated shares in the ESOP Trust. The interest rate on the note is 5.61% with a maturity date of January 2010. Future loan principal payments are as follows:

Year	Amount
2009	$8,051,660
2010	3,150,010
$11,201,670

The ESOP contains shares allocated to participants in the Plan, as well as shares not yet allocated as the shares represent security for the ESOP note. As payments are made on the ESOP note, shares are released from unallocated status and are available to be allocated to Plan participants according to provisions contained in the Plan Document.

The following is the Master Trust’s investment in Cummins Inc. common stock – ESOP Fund (including cash) at December 31:

	2008		2007
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	2,573,985	624,578	1,049,845	667,109
Cost	$27,207,755	$4,957,588	$22,880,229	$10,639,834
Market	$68,802,619	$16,801,598	$137,054,602	$85,089,690

5.  TAX STATUS

The Plan received a favorable determination letter dated July 19, 2002 in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving that determination letter. The Company and its counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

6.  RELATED PARTY TRANSACTIONS

Certain Master Trust investments are or were shares of mutual funds managed by State Street Corporation and shares of Cummins Inc. State Street Corporation is the Master Trust trustee. Cummins Inc. is the Plan Sponsor. Hewitt Associates, LLC serves as the Plans’ third party administrator.  Blue & Co., LLC serves as the Plans’ auditor. JPMorgan Asset Management serves as the Plans’ investment manager of the Stable Value fund. Transactions with these parties qualify as party-in-interest transactions.

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
As reported per the financial statements	$937,852,991	$1,230,402,022
Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts	(18,039,421)	(1,587,076)
As reported per the Form 5500	$919,813,570	$1,228,814,946

The following is a reconciliation of plan interest in Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust investment income per the financial statements to the Form 5500 for the year ended December 31, 2008:

As reported per the financial statements	$(431,478,047)
Less: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2008	(18,039,421)
Add: Adjustment from fair value to contract
value for fully benefit-responsive investment
contracts at December 31, 2007	1,587,076
As reported per the Form 5500	$(447,930,392)

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

8.  FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted FASB Statement No. 157 (FAS 157), “Fair Value Measurements,” which provides a comprehensive framework for measuring fair value and expands required disclosures concerning fair value measurements. Specifically, FAS 157 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. The adoption of FAS 157 did not have a material impact on the Plan’s financial statements.

FAS 157 defines levels within the hierarchy of inputs as follows:

  Level 1 – Unadjusted quoted prices for identical assets and liabilities in active markets

  Level 2 – Quoted prices for similar assets and liabilities in active markets (other than those included in Level 1) which are observable for the asset or liability, either directly or indirectly

  Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Fair values of assets measured on a recurring basis at December 31, 2008, are as follows:

		Fair Value Determination Basis
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Master Trust level assets
Mutual funds	$549,086,595	$549,086,595	$-0-	$-0-
Common stocks	129,922,347	129,922,347	-0-	-0-
Common/collective trust	102,060,792	-0-	102,060,792	-0-
Stable Value fund:
Cash equivalents	31,982,171	31,982,171	-0-	-0-
Wrapped bonds	327,321,173	-0-	326,170,581	1,150,592
Guaranteed investment
contracts	22,542,097	-0-	22,542,097	-0-
Plan level assets
Participant loans	15,867,189	-0-	-0-	15,867,189

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

The valuation methodology used to measure the fair values of mutual funds and common stocks were derived from quoted market prices in active markets. The common/collective trust investments are public investment securities valued using the net asset value (NAV) provided by Northern Trust. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The valuation techniques used to measure fair value of Stable Value funds are included in Note 3. The valuation techniques used to measure fair value of participant loans were derived using a discounted cash flow model with inputs derived from unobservable market data.

Following is a progression of the fair value of the Level 3 assets included in the Master Trust for the year ended December 31, 2008:

	Wrapper contracts	Participant loans
Balance, beginning of year	$-0-	$10,347,778
Issuances, repayments and
settlements, net	-0-	5,519,411
Unrealized gains related to instruments
still held at the reporting date	1,150,592	-0-
Balance, end of year	$1,150,592	$15,867,189

SUPPLEMENTARY INFORMATION

Cummins Inc. AND AFFILIATES

RETIREMENT AND SAVINGS PLAN

FOR SALARIED AND NON-BARGAINING HOURLY EMPLOYEES

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)				EIN 35-0257090
DECEMBER 31, 2008				Plan Number: 020

(a)	(b)	(c)	(d)	(e)
		Description of		Current
	Identity of Issue	Investment	Cost	Value
	Participant Loans	1 - 4 1/2 year maturity
		4.25% to 9.25%	$-0-	$15,867,189

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS INC. AND AFFILIATES RETIREMENT AND SAVINGS PLAN FOR SALARIED AND NON-BARGAINING UNIT HOURLY EMPLOYEES

By: Benefits Policy Committee of Cummins Inc.

Date: June 29, 2009	By: /s/ Gloria Griesinger
Gloria Griesinger
Executive Director - Pensions